UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
SOUNDTHINKING, INC.
(Name of Subject Company (Issuer))
TRANSOM SIGNAL MERGERSUB, INC.
(Names of Filing Persons (Offeror))
a wholly owned subsidiary of
TRANSOM SIGNAL ACQUIRECO, LLC
(Names of Filing Persons (Parent of Offeror))
a wholly owned subsidiary of
TRANSOM SIGNAL HOLDCO, INC.
TRANSOM SIGNAL TOPCO, LP
TRANSOM CAPITAL FUND IV, L.P.
(Names of Filing Persons (Other Persons))
Common Stock, par value $0.005 per share
(Title of Class of Securities)
82536T 107
(CUSIP Number of Class of Securities (Underlying Common Stock))
Russell Roenick
Transom Capital Group, LLC
100 N. Pacific Coast Highway, Suite 1725
El Segundo, California 90245
Telephone: +1 (310) 407-0940
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Robert E. Goedert, P.C.
Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, Illinois 60654
(312) 862-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Transom Signal MergerSub, Inc., a Delaware corporation and a wholly owned subsidiary of Transom Signal AcquireCo, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.005 per share (the “Shares”), of SoundThinking, Inc. (“SoundThinking”), a Delaware corporation, at a purchase price of (i) $8.00 per Share, net to the stockholder in cash, without interest, plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which represents the contractual right to receive one contingent cash payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into by and among SoundThinking, Parent and a rights agent selected by Parent and reasonably acceptable to SoundThinking, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.
Item 10. Financial Statements.
Not applicable.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated October 20, 2026.
(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in The New York Times on October 20, 2026.
(a)(5)(A)
Joint Press Release, dated September 29, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SoundThinking, Inc. with the Securities and Exchange Commission on September 29, 2026 (File No. 001-38107)).

(a)(5)(B)*	Press Release issued by Transom Capital Group, LLC on October 20, 2026.
(d)(1)
Agreement and Plan of Merger, by and among Transom Signal AcquireCo, LLC, Transom Signal MergerSub, Inc. and SoundThinking, Inc., dated as of September 28, 2026 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SoundThinking, Inc. with the Securities and Exchange Commission on September 29, 2026 (File No. 001-38107)).

(d)(2)
Tender and Support Agreement, dated as of September 28, 2026, by and among Veradace Partners L.P., Transom Signal AcquireCo, LLC and Transom Signal MergerSub, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SoundThinking, Inc. with the Securities and Exchange Commission on September 29, 2026 (File No. 001-38107)).

(d)(3)
Tender, Support and Reinvestment Agreement, dated as of September 28, 2026, by and among Transom Signal AcquireCo, LLC, Transom Signal MergerSub, Inc., the other affiliates of Transom party thereto and the persons listed on Schedule A thereto who are signatories to such agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SoundThinking, Inc. with the Securities and Exchange Commission on September 29, 2026 (File No. 001-38107)).

(d)(4)*	Equity Commitment Letter, dated September 28, 2026, by and among Transom Signal AcquireCo, LLC and Transom Capital Fund IV, L.P.

Exhibit No.	Description
(d)(5)*	Confidentiality Agreement, dated April 28, 2026, between Transom Capital Group, LLC and SoundThinking, Inc.
(d)(6)*	Limited Guarantee, dated September 28, 2026, by Transom Capital Fund IV, L.P. in favor of SoundThinking, Inc.
(d)(7)*	Exclusivity Agreement, dated June 11, 2026, between Transom Capital Group, LLC and SoundThinking, Inc. (as amended on July 10, 2026).
(d)(8)*	Exclusivity Agreement, dated August 27, 2026, between Transom Capital Group, LLC and SoundThinking, Inc.
(d)(9)
Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit A within Exhibit 2.1 to the Current Report on Form 8-K filed by SoundThinking, Inc. with the Securities and Exchange Commission on September 29, 2026 (File No. 001-38107)).

107*	Filing Fee Table.

*	Filed herewith.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 20, 2026	TRANSOM SIGNAL MERGERSUB, INC.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM SIGNAL ACQUIRECO, LLC

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM SIGNAL HOLDCO, INC.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM SIGNAL TOPCO, LP

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM CAPITAL FUND IV, L.P.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	Authorized Signatory

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